Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162750
October 12, 2011
Ashford Hospitality Trust, Inc.
9.000% Series E Cumulative Preferred Stock
(Liquidation Preference $25 per share)
Pricing Term Sheet
October 12, 2011

Issuer:	Ashford Hospitality Trust, Inc.

Security:	9.000% Series E Cumulative Preferred Stock

Size:	1,280,000 shares 1,472,000 shares if the underwriters’ option to purchase additional shares is fully exercised)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 18, 2016 or pursuant to its special optional redemption right, or converted by a holder in connection with certain changes of control)

Trade Date:	October 12, 2011

Expected Settlement and Delivery Date:	October 17, 2011 (T+3)

Liquidation Preference:	$25 per share plus accrued and unpaid dividends

Dividend:	9.000% per annum (or $2.25 per share)

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, beginning January 17, 2011

Yield (including accrued dividend):	9.59%

Yield (excluding accrued dividend):	9.62%

Public Offering Price:	$23.47 per share; $30,041,600 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.74 per share; $947,200 total (not including the underwriters’ option to purchase additional shares)

Conversion Rights:	Upon the occurrence of a “Change of Control,” holders of the Series E Preferred Stock will have the right (unless the Issuer exercises any of its redemption rights relating to the Series E Preferred Stock) to convert some or all of the Series E Preferred Stock into a number of shares of the Issuer’s common stock per share of Series E Preferred Stock to be converted equal to the lesser of:

(1) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series E Preferred Stock dividend payment and prior to the corresponding Series E Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

(2) 9.0909 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

The “Change of Control Conversion Date” is the date the Series E Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series E Preferred Stock.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash; or (ii) the average of the closing prices for the Issuer’s common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is other than solely cash.

Change of Control:	A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series E Preferred Stock when the following has occurred:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer’s stock entitling that person to exercise 50% or more of the total voting power of all shares of the Issuer’s stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(2) following the closing of any transaction referred to in clause (1) above, neither the Issuer nor the acquiring entity has a class of common securities listed on the New York Stock Exchange (“NYSE”), the NYSE Amex Equities (“NYSE Amex”), or the NASDAQ Stock Market (“NASDAQ”), or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

Optional Redemption:	On and after April 18, 2016, redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption:	Upon the occurrence of a change of control, in addition to the Issuer’s right to redeem some or all of the shares of Series E Preferred Stock upon the exercise by a holder of its change of control conversion right, the Issuer may, at its option, redeem the Series E Preferred Stock, in whole or in part within 120 days after the first date on which such change of control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

Use of Proceeds:	The Issuer expects that the net proceeds from the sale of the Series E Preferred Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses) will be approximately $28.8 million (approximately $33.2 million if the underwriters exercise their over-allotment option). The Issuer intends to use the net proceeds for general corporate purposes, including, without limitation, repayment of debt or other maturing obligations, financing future hotel related investments, capital expenditures and working capital. The Issuer may also use the proceeds for repurchasing shares of its common stock under the repurchase program.

Joint Book-Running Managers:	Stifel, Nicolaus & Company, Incorporated and Robert W. Baird & Co. Incorporated

Joint Lead Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC, and Janney Montgomery Scott LLC

Co-Managers:	D.A. Davidson & Co., KeyBanc Capital Markets Inc. and Wunderlich Securities, Inc.

Listing:	The Issuer’s Series E Preferred Stock currently trades on the NYSE under the symbol “AHTPrE.” The Issuer will apply to list the shares of Series E Preferred Stock sold in this offering on the NYSE under the same symbol.

CUSIP/ISIN:	044103 505 / US0441035054
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at 1-443-224-1433 or, Robert W. Baird & Co. Incorporated toll free at 1-800-792-2413.